UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 MARCH 31, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC INCREASES ITS STAKE IN HTCC

TDC INCREASES ITS STAKE IN HTCC TO 62.9%

TDC has entered an agreement to increase its ownership in the Hungarian landline and data communications provider HTCC by acquiring shares etc. from Ashmore Investment Services.

The transaction involves the acquisition by TDC of Ashmore's 2,750,936 ordinary shares, 12,000 preference shares and 2,500,000 warrants for a total amount of USD 80m (approximately DKK 456m). Furthermore, TDC acquires USD 25m of Notes in HTCC from Ashmore at par i.e. USD 25m (approximately DKK 143m)

The transaction, which is not conditional on competition authority approval or similar, is expected to close on April 12, 2005, and will increase TDC's ownership of ordinary shares from 41.6% to 62.9%, and hence gives TDC control of the company. TDC's share in HTCC on a fully diluted basis will be 65.9%[1].

The remaining part of HTCC's outstanding common stock is traded on the American Stock Exchange.

TDC may exercise its warrants against payment of USD 25m to HTCC. The payment in connection with such an exercise may be made by delivery of the acquired Notes in HTCC.

HTCC operates approximately 190,000 lines and serves approximately 670,000 customers. HTCC changed its market position significantly in February 2005 when HTCC acquired Pantel, another Hungarian alternative landline and data communications provider. Pantel's fiber optic data network is nationwide in Hungary and in addition has direct access to Rumania, Bulgaria, Croatia, Slovenia, Austria, Slovakia, Ukraine and Serbia. For more information on HTCC and Pantel please refer to www.htcc.hu and www.pantel.hu.

HTCC will be consolidated in TDC's accounts. The estimated impact in 2005 on net revenues will be approximately DKK 1.0bn and EBITDA will increase by approximately DKK 0.3bn.

For further information please contact TDC Investor Relations at +45 3343 7680.

[1] After exercise of all warrants and options and conversion of preference shares.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

    MARCH 30, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations